UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2021
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

January 7, 2021

3.NEWS RELEASE

The news release announcing the material change described herein was issued and disseminated on January 7, 2021 in Canada and the United States through the facilities of a newswire service.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced on January 7, 2021 that it expects its Titan methanol facility in Trinidad (875,000 annual operating capacity) will remain idled indefinitely.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

5.1    FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced that it expects its Titan methanol facility (“Titan”) in Trinidad (875,000 annual operating capacity) will remain idled indefinitely. As a result, the Company has made the decision to restructure its Trinidad operations to support a one-plant operation and reduce its Trinidad workforce by approximately 60 positions filled by employees and long-term contractors.

To date, the Company has not been successful reaching an agreement for an economic longer-term natural gas agreement and given that the economic recovery path remains uncertain it believes it is prudent to reduce costs while continuing its efforts to secure longer-term gas supply. The Atlas methanol facility (Methanex interest 63.1%) is not affected by the change and continues to operate as it is underpinned by a separate natural gas supply agreement that expires in 2024.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

January 13, 2021

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 13, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary